Exhibit 99.85

Computershare Investor Services Inc. Stock Transfer Services 510 Burrard Street Vancouver, British Columbia Canada V6C 3B9 Tel: (604) 661-9400 Fax: (604) 661-9401

Date: July 3, 2026
To: All Canadian Securities Regulatory Authorities
Subject: FIRST PHOSPHATE CORP.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General & Special Meeting
Record Date for Notice of Meeting :	July 24, 2026
Record Date for Voting (if applicable) :	July 24, 2026
Beneficial Ownership Determination Date :	July 24, 2026
Meeting Date :	August 28, 2026
Meeting Location (if available) :	Virtual
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	33611D103	CA33611D1033

Sincerely,

Computershare Agent for First Phosphate Corp.